UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308	Page 2 of 19 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 55,498,593
	9	Sole dispositive power 0
	10	Shared dispositive power 55,498,593
11	Aggregate amount beneficially owned by each reporting person 55,498,593
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.4% (1)
14	Type of reporting person CO

(1)	Percentage calculation based on 237,364,387 shares of Common Stock reported as outstanding as of May 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 52729N308	Page 3 of 19 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 55,498,593
	9	Sole dispositive power 0
	10	Shared dispositive power 55,498,593
11	Aggregate amount beneficially owned by each reporting person 55,498,593
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.4% (1)
14	Type of reporting person CO

(1)	Percentage calculation based on 237,364,387 shares of Common Stock reported as outstanding as of May 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2014.

CUSIP No. 52729N308	Page 4 of 19 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF; WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 55,498,593
	9	Sole dispositive power 0
	10	Shared dispositive power 55,498,593
11	Aggregate amount beneficially owned by each reporting person 55,498,593
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.4% (1)
14	Type of reporting person CO

(1)	Percentage calculation based on 237,364,387 shares of Common Stock reported as outstanding as of May 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2014.

CUSIP No. 52729N308	Page 5 of 19 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO; AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 55,498,593
	9	Sole dispositive power 0
	10	Shared dispositive power 55,498,593
11	Aggregate amount beneficially owned by each reporting person 55,498,593
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.4% (1)
14	Type of reporting person CO

(1)	Percentage calculation based on 237,364,387 shares of Common Stock reported as outstanding as of May 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 8, 2014.

Page 6 of 19 Pages

This Amendment No. 3 amends and supplements the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011 and May 21, 2012 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary of STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by:

(i)	deleting the second paragraph of Item 2 and replacing it to read as follows:

The address of the principal business office of Temasek is 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard, Singapore 238891. The address of the principal business office of STT and STT Comm is 1 Temasek Avenue, #33-01 Millenia Tower, Singapore 039192. The address of the principal business office of STT Crossing is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

(ii)	deleting Schedule A referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Schedule A herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following paragraphs after the seventh paragraph thereof:

On June 16, 2014 (the “2014 Transaction Date”), the Issuer announced that it has entered into a definitive agreement (the “Merger Agreement”) with tw telecom, inc., a Delaware corporation (the “Company”), whereby the Issuer will acquire the Company in a stock-and-cash transaction (the “Combination”). The Combination is, among other closing conditions, subject to a vote of the stockholders of each company.

Concurrently with the execution of the Merger Agreement, at the Company’s request, STT Crossing has entered into a voting agreement with the Company and the Issuer, dated as of the 2014 Transaction Date (the “Voting Agreement”), pursuant to which, STT Crossing agreed with the Company, subject to limited exceptions, to, among other things, vote the shares of Common Stock owned beneficially or of record by it as follows: (i) in favor of adoption of the amendment to the Issuer’s restated certificate of incorporation pursuant to and in accordance with the Merger Agreement and the approval of the issuance of shares of Common Stock in the Combination for purposes of the rules of the New York Stock Exchange, (ii) against any action or agreement that has or would be reasonably likely to result in any conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled, (iii) against any Parent Acquisition Proposal (as defined below), (iv) against any amendments to the restated certificate of incorporation and the amended and restated bylaws of the Issuer (together with all amendments thereto) if such amendment would reasonably be expected to prevent or delay the consummation of the Combination and (v) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, or postpone the Combination or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Issuer. “Parent Acquisition Proposal” means any offer or proposal for a merger, amalgamation, reorganization, recapitalization, consolidation, scheme of arrangement, share exchange, business combination or other similar transaction involving the Issuer or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Issuer or more than 20% of the assets of the Issuer and its subsidiaries taken as a whole, other than the Merger contemplated by the Merger Agreement.

Page 7 of 19 Pages

Subject to limited exceptions, STT Crossing also agreed with the Company not to, among other things, directly or indirectly solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any person, or otherwise engage in activities, relating to any Parent Acquisition Proposal.

STT Crossing further agreed with the Company to certain restrictions on its ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its shares of Common Stock.

The Company and the Issuer also agreed to provide STT Crossing with consultation and participation rights relating to certain regulatory approvals that may be sought or obtained in connection with the consummation of the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the mutual agreement of the Company and STT Crossing, (ii) the time at which the Merger shall become effective, and (iii) the termination of the Merger Agreement in accordance with its terms. STT Crossing also has the right to terminate the Voting Agreement upon (x) the occurrence of any Adverse Event (as defined in the Voting Agreement), or (y) if there is a continuing material breach by the Issuer and the Company of the representations, warranties and covenants of the Issuer and the Company set out in the Voting Agreement.

The description of the Voting Agreement and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Voting Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby further amended by deleting the second sentence of paragraph (c) and replacing it to read as follows:

(c) To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The responses to Item 4 hereof, and the agreement attached as an exhibit hereto, are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Voting Agreement, dated as of the 2014 Transaction Date, among STT Crossing, the Company and the Issuer.

Page 8 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2014

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Chua Eu Jin
Name:	Chua Eu Jin
Title:	Authorized Signatory
Managing Director - Legal & Regulations and
Managing Director - Americas
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Chan Jen Keet
Name:	Chan Jen Keet
Title:	Company Secretary

STT CROSSING LTD

By	/s/ Ho Koon Lian Irene
Name:	Ho Koon Lian Irene
Title:	Director

Page 9 of 19 Pages

EXHIBIT INDEX

1. Exhibit 99.1 Voting Agreement, dated as of the 2014 Transaction Date, among STT Crossing, the Company and the Issuer.

Page 10 of 19 Pages

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek)	Chairman, Temasek	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman, Temasek)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director, Temasek)	Managing Director & Group CEO, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian Caldecott Broadcast Centre, Andrew Road Singapore 299939 (Director, Temasek)	Chairman, MediaCorp Pte Ltd	Singaporean

Marcus Wallenberg SE-106 40 Stockholm Sweden (Director, Temasek)	Chairman, Skandinaviska Enskilda Banken, Saab AB and Foundation Asset Management Sweden AB	Swedish

Page 11 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989 (Director, Temasek)	Chairman and Senior Partner, Allen & Gledhill LLP	Singaporean

Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001 (Director, Temasek)	Chairman, Goldman Sachs International Advisors	USA

Chin Yoke Choong Bobby c/o Interlocal Exim Pte Ltd 2 Kim Chuan Lane, Kong Siang Group Building Singapore 532072 (Director, Temasek)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek)	Chairman, Sino Land Company Ltd	Singaporean / Hong Kong PR

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek)	Executive Director & CEO, Temasek	Singaporean

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	USA

Page 12 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	Singaporean

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Corporate Development Group Head, Organisation & People, Temasek International Pte. Ltd.)	Co-Head, Corporate Development Group Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Strategic & Public Affairs, Temasek International Pte. Ltd.)	Head, Strategic & Public Affairs, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Investment Group, Co-Head, China, Temasek International Pte. Ltd.)	Head, Investment Group, Co-Head, China, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Enterprise Development Group, Head, Singapore, Co-Head, America, Temasek International Pte. Ltd.)	Head, Enterprise Development Group, Head, Singapore, Co-Head, America, Temasek International Pte. Ltd.	Singaporean

David Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Markets Group, SMD, Investment Head, South East Asia, Temasek International Pte. Ltd.)	Co-Head, Markets Group, SMD, Investment Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Page 13 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

John Cryan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Co-Head, Portfolio & Strategy Group, President, Europe, Head, Credit Portfolio, Head, Portfolio Strategy, Head, Africa, Temasek International Pte. Ltd.)

	Co-Head, Portfolio & Strategy Group, President, Europe, Head, Credit Portfolio Head, Portfolio Strategy, Head, Africa, Temasek International Pte. Ltd.	British

Leong Wai Leng

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Corporate Development Group Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited)

	Head, Corporate Development Group Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited	Singaporean

Nagi Adel Hamiyeh

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Co-Head, Enterprise Development Group, SMD, Investment, Head, Australia & New Zealand, Head, Middle East, Co-Head, Africa, Temasek International Pte. Ltd.)

	Co-Head, Enterprise Development Group, SMD, Investment, Head, Australia & New Zealand, Head, Middle East, Co-Head, Africa, Temasek International Pte. Ltd.	Singaporean

Neil Garry McGregor 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (SMD, Enterprise Development Group, Temasek International Pte. Ltd.)	SMD, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealander

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (SMD, General Counsel, Temasek International Pte. Ltd)	SMD, General Counsel, Temasek International Pte. Ltd.	Singaporean

Page 14 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Ravi Mahinder Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (SMD, Investment, Co-Head, India, Temasek International Pte. Ltd.)	SMD, Investment, Co-Head, India, Temasek International Pte. Ltd.	Indian

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Co-Head, Investment Group, Head, India, Co-Head, Middle East, Temasek International Pte. Ltd.)	Co-Head, Investment Group, Head, India, Co-Head, Middle East, Temasek International Pte. Ltd.	Indian

Sim Hong Boon 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Markets Group, President, Americas, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.)	Head, Markets Group, President, Americas, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.	USA

Tan Chong Lee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Portfolio and Strategy Group, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Co-Head, Europe, Temasek International Pte. Ltd.)

	Head, Portfolio and Strategy Group, Head, Portfolio Management, Head, Strategy Co-Head, Singapore, Co-Head, Europe, Temasek International Pte. Ltd.	Singaporean

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, China, Temasek International Pte. Ltd.)	Head, China, Temasek International Pte. Ltd.	USA

Page 15 of 19 Pages

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT)	Corporate Director	British

Page 16 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (President and Chief Operating Officer, STT)	President and Chief Operating Officer, STT and STT Comm	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — North America and Europe, STT)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Executive Vice President, STT)	Chief Financial Officer & Executive Vice President, STT and STT Comm	Singaporean

Page 17 of 19 Pages

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Page 18 of 19 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (President and Chief Operating Officer, STT Comm)	President and Chief Operating Officer, STT and STT Comm	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — North America and Europe, STT Comm)	Senior Executive Vice President — North America and Europe, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT Comm)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Executive Vice President, STT Comm)	Chief Financial Officer & Executive Vice President, STT and STT Comm	Singaporean

Page 19 of 19 Pages

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Executive Director, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Chief Financial Officer, STT and STT Comm	Singaporean

Poon Teng Heng 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Senior Vice President, Finance, STT and STT Comm	Singaporean

Sonia Lutchmiah Les Cascades Building Edith Cavell Street Port Louis Mauritius (Director, STT Crossing)	Senior Manager	Mauritian

Doomraj Sooneelall Les Cascades Building Edith Cavell Street Port Louis Mauritius (Director, STT Crossing)	Manager	Mauritian